Filed by Silicon Graphics, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

Filed pursuant to Rule 13e-4 under

the Securities Exchange Act of 1934

Subject Company:  Silicon Graphics, Inc.

Commission File No. 333-104651

Date:  June 30, 2003

On June 30, 2003, Silicon Graphics, Inc. issued the following press release:

SGI AMENDS EXCHANGE OFFER AND EXTENDS DEADLINE TO

JULY 14

Mountain View, California (June 30, 2003) Silicon Graphics, Inc. (NYSE:SGI) announced today that it has extended to midnight (New York City time) on July 14, 2003 its offer to exchange its 5.25% Senior Convertible Notes Due 2004 for 11.75% Senior Notes Due 2009 or 6.50% Senior Convertible Notes Due 2009. The exchange offer has been amended to reflect changes proposed by holders of a significant amount of the Company’s 5.25% Senior Convertible Notes.  These holders have agreed to tender their notes for exchange under the amended terms of the offer.

The revised terms of the offer include a reduction in the price at which 6.50% Senior Convertible Notes may be converted into shares of its common stock from $3.00 to $1.85 per share and a corresponding reduction in  the maximum amount of 6.50% Convertible Notes that the Company will issue in exchange for 5.25% Senior Notes from $120 million aggregate principal amount to $78 million aggregate principal amount. If more than $78 million aggregate principal amount of 5.25% Senior Notes are tendered for 6.50% Senior Convertible Notes, SGI will accept tendered notes for exchange on a prorated basis.  Tendered notes not exchanged for 6.50% Senior Convertible Notes because of proration will be exchanged for 11.75% Senior Notes.

Additionally, under the terms of the amended offer, SGI has agreed to meet financial performance and debt reduction conditions which, if not satisfied, will result in an increase in the interest rate payable on the 11.75% Senior Notes and a further reduction in the conversion price of the 6.50% Senior Convertible Notes for the fiscal quarter in which the conditions have not been satisfied.  SGI will also agree to use the proceeds of certain asset sales to reduce its debt and provide for exchanging holders to nominate two persons to serve on its Board of Directors.

These changes in the terms of the offer are reflected in an amendment to the exchange offer that SGI is filing today with the Securities and Exchange Commission.

Holders who have validly tendered their 5.25% Senior Convertible Notes need take no further action.  Other holders who want to tender their notes must do so no later than 12:00 midnight, New York City time, on Monday, July 14, 2003, the extended expiration date.  Holders may withdraw any notes tendered, including any notes previously tendered, until such expiration date of the exchange offer.

The amount of the 5.25% Senior Convertible Notes tendered as of 12:00 midnight, New York City time, on the scheduled expiration date of Friday, June 27, 2003 was approximately $111.4 million, or about 48 % of the $230 million principal amount outstanding.  Of the notes tendered, approximately $98.7 million were tendered in exchange for 11.75% Senior Notes and approximately $12.7 million were tendered for 6.50% Senior Convertible Notes.  Additionally, the Company has received letters from holders of an aggregate of $44.2 million principal amount of the 5.25% Senior Convertible Notes indicating that they will tender their notes in the amended exchange offer. The exchange offer is subject to the condition that at least 90% of the outstanding principal amount of 5.25% Senior Convertible Notes have been validly tendered and not withdrawn.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Silicon Graphics, Inc. has filed an exchange offer prospectus, a prospectus supplement dated May 22, 2003 and  related  tender offer materials with the Securities and Exchange Commission.  In addition, Silicon Graphics, Inc. will file with the Securities and Exchange Commission a supplement to the exchange offer prospectus including additional information with respect to the revised offer.  INVESTORS AND NOTEHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and noteholders may obtain a free copy of the exchange offer prospectus, the prospectus supplements and related documents from the Securities and Exchange Commission’s web site at http://www.sec.gov.  Free copies of these documents may also be obtained from the Information Agent for the exchange offer, MacKenzie Partners, Inc. at (800) 322-2885 or from Silicon Graphics, Inc. by directing a request to Silicon Graphics, Inc., Office of the Corporate Secretary, 1600 Amphitheatre Parkway, Mountain View, California 94043, (650) 960-1980.

This press release is neither an offer to exchange nor a solicitation of an offer to exchange the 5.25% Senior Convertible Notes.  This exchange offer is made only by the prospectus dated April 21, 2003, the prospectus supplements thereto dated May 22, 2003 and June 30, 2003 and related letter of transmittal and is not being made to, and tenders will not be accepted from holders of the notes in any jurisdiction in which the making or acceptance of the exchange offer would not be in compliance with the laws of that jurisdiction.